SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)

PBF LOGISTICS LP
(Name of Issuer)

PBF Logistics LP
PBF Logistics GP LLC
PBF Energy Inc.
PBF Energy Company LLC
PBFX Holdings Inc.
Riverlands Merger Sub LLC
(Names of Persons Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

69318Q104
(CUSIP Number of Class of Securities)

Trecia M. Canty, Esq. Senior Vice President, General Counsel and Secretary PBF Energy Inc. One Sylvan Way, Second Floor Parsippany, New Jersey 07054 (973) 455-7500	Trecia M. Canty, Esq. Senior Vice President, General Counsel and Secretary PBF Logistics LP One Sylvan Way, Second Floor Parsippany, New Jersey 07054 (973) 455-7500
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Philip Haines, Esq. Jordan Hirsch, Esq. Hunton Andrews Kurth LLP 600 Travis St., Suite 4200 Houston, Texas 77002 (713) 220-4200	Michael Swidler, Esq. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☒	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the SEC nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment No. 2”) amends and supersedes the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on August 26, 2022, and given a filing date of August 29, 2022 (the “Original Statement”), as amended by Amendment No. 1 thereto, together with all exhibits thereto filed on September 30, 2022 (“Amendment No. 1” and the Original Filing, as amended by Amendment No. 1 and this Amendment No. 2, together with all exhibits hereto and thereto filed, this “Amended Transaction Statement”), and is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) PBF Logistics LP, a Delaware limited partnership (“PBFX”) and the issuer of the common units representing limited partner interests in PBFX (“PBFX Common Units,” and the holders of PBFX Common Units, the “PBFX Unitholders”) that are subject to the Rule 13e-3 transaction, (ii) PBF Energy Inc., a Delaware corporation (“PBF Energy”), (ii) PBF Energy Company LLC, a Delaware limited liability company and subsidiary of PBF Energy (“PBF LLC”), (iv) PBFX Holdings Inc., a Delaware corporation and wholly owned subsidiary of PBF LLC (“PBFX Holdings”), (v) Riverlands Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of PBF LLC (“Merger Sub”), and (vi) PBF Logistics GP LLC, a Delaware limited liability company and the general partner of PBFX (“PBFX GP” or the “general partner”). Collectively, the persons filing this Amended Transaction Statement are referred to as the “filing persons.”

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of July 27, 2022  (the “Merger Agreement”), by and among PBF Energy, PBF LLC, PBFX Holdings, Merger Sub, PBFX and PBFX GP. Pursuant to the Merger Agreement, PBF LLC will acquire all of the outstanding PBFX Common Units other than PBFX Common Units held directly or indirectly by PBF Energy and its subsidiaries (all such PBFX Common Units held by persons other than PBF Energy and its subsidiaries, the “PBFX Public Common Units,” and the holders of such units, the “PBFX Public Unitholders”).  Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into PBFX (the “Merger”), with PBFX surviving as an indirect subsidiary of PBF Energy, owned 99% by PBF LLC and 1% by PBFX Holdings. The Merger will become effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the parties and set forth in the certificate of merger (the “Effective Time”). The Merger Agreement provides that, if the Merger is completed, at the Effective Time, each outstanding PBFX Public Common Unit will be converted into the right to receive: (i) 0.270 (the “Exchange Ratio”) of a share of Class A Common Stock, par value $0.001 per share, of PBF Energy (the “PBF Energy Common Stock,” and such consideration, the “Stock Consideration”), (ii) $9.25 in cash, without interest (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”), (iii) any dividends or other distributions to which the holder thereof becomes entitled to upon surrender of such PBFX Public Common Units in accordance with the Merger Agreement, and (iv) any cash in lieu of fractional shares of PBF Energy Common Stock as described below. The receipt of Merger Consideration in exchange for PBFX Public Common Units pursuant to the Merger should be a taxable transaction to PBFX Public Unitholders.  See “United States Federal Income Tax Consequences” in the Proxy Statement/Prospectus (as defined below). The Exchange Ratio is fixed and will not be adjusted on account of any change in price of either PBF Energy Common Stock or PBFX Common Units prior to completion of the Merger; provided, that the Merger Agreement includes an adjustment mechanism (the “19.9% Cap Adjustment Mechanism”) so that the number of shares of PBF Energy Common Stock to be issued in the Merger does not exceed 19.9% of the issued and outstanding shares of PBF Energy Common Stock immediately prior to the Effective Time (the “19.9% Limitation”).  The 19.9% Cap Adjustment Mechanism is necessary to ensure that PBF Energy satisfies certain applicable regulatory restrictions regarding issuing common stock without stockholder approval imposed by the New York Stock Exchange (“NYSE”). The 19.9% Cap Adjustment Mechanism would only be triggered if PBF Energy pursues strategic opportunities that have the effect of reducing the outstanding PBF Energy Common Stock prior to the consummation of the Merger. In the event that the 19.9% Cap Adjustment Mechanism is triggered, (i) the Exchange Ratio of 0.270 will be reduced to the minimum extent necessary so that the aggregate number of shares of PBF Energy Common Stock to be issued as Stock Consideration does not exceed the 19.9% Limitation (the “Adjusted Exchange Ratio”), and (ii) the Cash Consideration will be increased by an amount equal to the product of (x) $31.14 (the closing price of PBF Energy Common Stock on the NYSE on July 27, 2022, the last trading day before the public announcement of the Merger), and (y) the difference between the Exchange Ratio and the Adjusted Exchange Ratio.

PBF Energy will not issue any fractional shares in the Merger.  Instead, each holder of PBFX Common Units that are converted pursuant to the Merger Agreement who otherwise would have received a fraction of a share of PBF Energy Common Stock will be entitled to receive, in lieu thereof, a cash payment (without interest and rounded up to the nearest whole cent) in an amount equal to the product of (i) the average trading prices of the PBF Energy Common Stock over the ten consecutive full trading days prior to the closing date of the Merger, and (ii) the fraction of the share of PBF Energy Common Stock that such holder would otherwise be entitled to receive pursuant to the Merger Agreement.  Holders of shares of PBF Energy Common Stock will continue to own their existing shares of PBF Energy Common Stock. There will be no change in the ownership of the non-economic general partner interest in PBFX held by PBFX GP, which will continue as a non-economic general partner interest in the surviving entity.

The closing of the Merger will take place on the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the closing but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as PBF Energy and PBFX may agree.

Concurrently with the execution of the Merger Agreement, PBF Energy and PBF LLC entered into a Voting and Support Agreement, dated as of July 27, 2022 (the “Support Agreement”), with PBFX, pursuant to which, among other things, PBF Energy has agreed to cause PBF LLC, in its capacity as a limited partner of PBFX, to vote its PBFX Common Units in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger. As of October 24 , 2022, PBF LLC owned 29,953,631 PBFX Common Units (representing approximately 47.7% of the issued and outstanding PBFX Common Units).

On July 26, 2022, the Conflicts Committee (which consists of the three members of the GP Board (as defined below) who are independent under PBFX’s governance guidelines, the Third Amended and Restated Agreement of Limited Partnership of PBFX, dated as of February 13, 2019, as amended or supplemented from time to time (the “PBFX Partnership Agreement”) and the listing standards of the NYSE and who are not also executive officers or members of the Board of Directors of PBF Energy (the “PBF Energy Board”) (the “Conflicts Committee”)) of the Board of Directors of PBFX GP (the “GP Board”) in good faith, unanimously resolved: (i) that the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, on the terms and conditions set forth in the Merger Agreement and the Support Agreement, are fair and reasonable to, and in the best interests of, the PBFX Unitholders other than PBF Energy, PBF LLC, PBFX Holdings, PBFX, PBFX GP or their affiliates (the “PBFX Unaffiliated Unitholders”) and, assuming PBF Energy approved the Merger, PBFX, (ii) to approve the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Merger Agreement and the Support Agreement, (iii) to recommend that the GP Board approve (x) the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Merger Agreement and the Support Agreement, and (y) the execution, delivery and performance of the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, and (iv) to recommend to the GP Board that the GP Board (x) resolve to direct that the Merger Agreement be submitted to a vote of the PBFX Unitholders, and (y) recommend approval of the transactions contemplated by the Merger Agreement, including the Merger, by the PBFX Unitholders.

On July 27, 2022, the GP Board, acting upon the recommendation of the Conflicts Committee, unanimously: (i) approved the Merger Agreement and the Support Agreement and the transactions contemplated thereby, including the Merger, and the execution, delivery and performance of the Merger Agreement and the Support Agreement, (ii) approved the submission of the Merger Agreement and the transactions contemplated thereby, including the Merger, to a vote of the PBFX Unitholders, and (iii) determined to recommend approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the PBFX Unitholders.

PBFX will hold a virtual special meeting of the PBFX Unitholders in connection with the proposed Merger on November 30, 2022 at 10:00 a.m., Eastern time, via audio webcast at https://www.virtualshareholdermeeting.com/PBFX2022SM (the “PBFX Special Meeting”).  At the PBFX Special Meeting, the PBFX Unitholders will be asked to vote on the proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Merger Proposal”).  Pursuant to the PBFX Partnership Agreement, approval of the Merger Proposal requires the affirmative vote of holders of a majority of the outstanding PBFX Common Units, which includes the PBFX Common Units owned directly or indirectly by PBF Energy and its subsidiaries. In addition, at the PBFX Special Meeting, the PBFX Unitholders will be asked to consider and vote on a proposal to adjourn the PBFX Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Agreement and transactions contemplated thereby, including the Merger, at the time of the PBFX Special Meeting (the “Adjournment Proposal”). Approval of the Adjournment Proposal requires approval by the affirmative vote of the PBFX Unitholders representing a majority of the outstanding PBFX Common Units, which includes the PBFX Common Units owned directly or indirectly by PBF Energy and its subsidiaries.

On September 30, 2022, PBF Energy filed with the SEC an amended registration statement on Form S-4, which included a notice of meeting and proxy statement/prospectus with respect to (i) the issuance of shares of PBF Energy Common Stock required to fund the Stock Consideration and (ii) the PBFX Special Meeting. The registration statement on Form S-4 became effective under the Securities Act of 1933, as amended (the “Securities Act”), on October 21, 2022. Concurrently with the filing of this Amended Transaction Statement and in connection with the Merger Agreement and the transactions contemplated thereby, including the Merger and the PBFX Special Meeting, (i) PBF Energy is filing with the SEC a prospectus pursuant to Rule 424(b)(3) promulgated under the Securities Act (the “PBF Energy Prospectus”), and (ii) PBFX is filing with the SEC a definitive proxy statement on Form DEFM14A pursuant to Section 14(a) of the Exchange Act (the “PBFX Proxy Statement”). Each of the PBF Energy Prospectus and the PBFX Proxy Statement include a notice of meeting and a proxy statement/prospectus (the “Proxy Statement/Prospectus”). PBFX expects to first mail the Proxy Statement/Prospectus to PBFX Unitholders on or about October 27, 2022. A copy of the Proxy Statement/Prospectus is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement/Prospectus. A copy of the Support Agreement is attached as Annex B to the Proxy Statement/Prospectus. All references in this Amended Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement/Prospectus and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Amended Transaction Statement have the meanings given to them in the Proxy Statement/Prospectus.

All information concerning PBFX contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by PBFX. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by such filing person.

ITEM 1.	SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the PBFX Special Meeting”

ITEM 2.	SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)	Name and Address. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties”

“The Parties”

(b)	Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“The PBFX Special Meeting”

“Special Factors—Interests of Certain Persons in the Merger”

“Comparative Market Prices and Cash Dividend/Distribution Information”

(c)	Trading Market and Price. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Comparative Market Prices and Cash Dividend/Distribution Information”

(d)	Dividends. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Comparative Market Prices and Cash Dividend/Distribution Information”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Comparative Market Prices and Cash Dividend/Distribution Information”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a) through (b)
Name and Address; Business and Background of Entities. PBFX is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby. Merger Sub is a Delaware limited liability company, the sole member of which is PBF LLC. The business address of Merger Sub is One Sylvan Way, Second Floor, Parsippany, New Jersey 07054. The phone number of Merger Sub is (973) 455-7500.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties”

“The Parties”

“Where You Can Find More Information”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Business and Background of Natural Persons”

“Where You Can Find More Information”

ITEM 4.	TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the PBFX Special Meeting”

“Special Factors—Overview of Special Factors”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties”

“Special Factors—The Parent Entities’ Reasons for the Merger”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—No Appraisal Rights”

“Special Factors—Listing of PBF Energy Common Stock to be Issued in the Merger; Delisting and Deregistration of PBFX Common Units”

“Special Factors—Accounting Treatment”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“The Support Agreement”

“The PBFX Special Meeting”

“Comparison of the Rights of the PBF Energy Stockholders and the PBFX Unitholders”

“United States Federal Income Tax Consequences”

“Annex A: Merger Agreement”

“Annex B: Support Agreement”

(c)	Different Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the PBFX Special Meeting”

“Special Factors—Overview of Special Factors”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Provisions for PBFX Unaffiliated Unitholders”

“Special Factors—No Appraisal Rights”

“The Merger Agreement”

“Annex A: Merger Agreement”

(d)	Appraisal Rights. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Questions and Answers About the Merger and the PBFX Special Meeting”

“Special Factors—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“Special Factors—Provisions for PBFX Unaffiliated Unitholders”

(f)	Eligibility for Listing or Trading. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Listing of PBF Energy Common Stock to be Issued in the Merger; Delisting and Deregistration of PBFX Common Units”

“Special Factors—Listing of PBF Energy Common Stock to be Issued in the Merger; Delisting and Deregistration of PBFX Common Units”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties”

“Special Factors—Interests of Certain Persons in the Merger”

“Past Contacts, Transactions, Negotiations and Agreements”

“Where You Can Find More Information”

(b) through (c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Overview of Special Factors”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Entities’ Reasons for the Merger”

“Special Factors— Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“The Support Agreement”

“Past Contacts, Transactions, Negotiations and Agreements”

“Annex A: Merger Agreement”

“Annex B: Support Agreement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the PBFX Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“The Support Agreement”

“Comparative Market Prices and Cash Dividend/Distribution Information”

“Where You Can Find More Information”

“Annex A: Merger Agreement”

“Annex B: Support Agreement”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the PBFX Special Meeting”

“Special Factors—Overview of Special Factors”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Listing of PBF Energy Common Stock to be Issued in the Merger; Delisting and Deregistration of PBFX Common Units”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“The Support Agreement”

“Annex A: Merger Agreement”

“Annex B: Support Agreement”

(c) (1) through (8)	Plans. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the PBFX Special Meeting”

“Comparative Market Prices and Cash Dividend/Distribution Information”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Entities’ Reasons for the Merger”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Listing of PBF Energy Common Stock to be Issued in the Merger; Delisting and Deregistration of PBFX Common Units”

“The Merger Agreement”

“The Support Agreement”

“The PBFX Special Meeting”

“Annex A: Merger Agreement”

“Annex B: Support Agreement”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the PBFX Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Entities’ Reasons for the Merger”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Entities’ Reasons for the Merger”

“Special Factors— Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Financial Advisor Discussion Materials Provided to PBF Energy”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—Opinion of the Financial Advisor to the Conflicts Committee”

“Annex C: Written Opinion of Intrepid Partners LLC”

(c)	Reasons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the PBFX Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Entities’ Reasons for the Merger”

“Special Factors— Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Financial Advisor Discussion Materials Provided to PBF Energy”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—Opinion of the Financial Advisor to the Conflicts Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex C: Written Opinion of Intrepid Partners LLC”

(d)	Effects. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the PBFX Special Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Entities’ Reasons for the Merger”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Listing of PBF Energy Common Stock to be Issued in the Merger; Delisting and Deregistration of PBFX Common Units”

“The Merger Agreement”

“United States Federal Income Tax Consequences”

“Annex A: Merger Agreement”

ITEM 8.	FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a) through (b)
Fairness; Factors Considered in Determining Fairness.  Barclays Capital, Inc. (“Barclays”) was not requested to, and it did not, provide to PBF Energy or any other person any (i) opinion (whether as to the fairness of any consideration, including, without limitation, the Merger Consideration, or otherwise), (ii) valuation of PBFX for the purpose of assessing the fairness of the Merger Consideration to any person, or (iii) recommendation as to how to vote or act on any matters relating to the proposed Merger or otherwise. Barclay’s discussion materials dated July 20, 2022 and July 26, 2022 should not be construed as creating any fiduciary duty on Barclays’s part to PBF Energy or any other person and such materials are not intended to be, and do not constitute, a recommendation to PBF Energy or any other person in respect of the Merger, including as to how any PBFX Unitholder should act or vote in respect of the Merger Proposal.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Entities’ Reasons for the Merger”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Financial Advisor Discussion Materials Provided to PBF Energy”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—Opinion of the Financial Advisor to the Conflicts Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“Annex C: Written Opinion of Intrepid Partners LLC”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger Agreement—PBFX Unitholder Approval”

“Questions and Answers About the Merger and the PBFX Special Meeting”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“The Merger Agreement—PBFX Unitholder Approval”

“The PBFX Special Meeting”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Annex C: Written Opinion of Intrepid Partners LLC”

(e)	Approval of Directors. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the PBFX Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—The Parent Entities’ Reasons for the Merger”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

(f)	Other Offers. Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a) through (b)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The discussion materials prepared by Barclays and provided to the PBF Energy management team, dated as of July 20, 2022 and to the PBF Energy board, dated as of July 26, 2022, are set forth as Exhibits (c)(2) and (c)(3) and are incorporated herein by reference. The presentation materials prepared by Intrepid Partners LLC and provided to the Conflicts Committee, dated as of June 27, 2022, June 29, 2022, July 13, 2022, July 18, 2022 and July 26, 2022 are set forth as Exhibits (c)(4) through (c)(8) hereto and are incorporated herein by reference.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—Effects of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Financial Advisor to the Conflicts Committee”

“Special Factors—The Parent Entities’ Reasons for the Merger”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Financial Advisor Discussion Materials Provided to PBF Energy”

“Special Factors—Fees and Expenses”

“Where You Can Find More Information”

“Annex C: Written Opinion of Intrepid Partners LLC”

The written opinion of Intrepid Partners LLC is attached to the Proxy Statement/Prospectus as Annex C and is incorporated herein by reference.

(c)
Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of PBFX during its regular business hours by any interested equity security holder of PBFX Common Units or by any representative who has been so designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a) through (b), (d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger Consideration”

“Summary Term Sheet—The Merger Agreement”

“Summary Term Sheet—Fees and Expenses”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Fees and Expenses”

“Special Factors—Financing of the Merger”

“Special Factors—Regulatory Matters”

“The Merger Agreement”

(c)	Expenses. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fees and Expenses”

“Special Factors—Financing of the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Effect of Termination; Termination Fees”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a) through (b)	Securities Ownership; Securities Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties”

“Summary Term Sheet—The Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

“Comparative Market Prices and Cash Dividend/Distribution Information”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger and the PBFX Special Meeting”

“The PBFX Special Meeting”

“The Support Agreement”

“Annex B: Support Agreement”

(e)	Recommendations of Others. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the PBFX Special Meeting”

“Special Factors—The Parent Entities’ Reasons for the Merger”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement—Conditions to Completion of the Merger”

ITEM 13.	FINANCIAL INFORMATION

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”

“Selected Historical Consolidated Financial Data of PBFX”

“Where You Can Find More Information”

PBFX’s Annual Report on Form 10-K for the year ended December 31, 2021 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 are incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a) through (b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger and the PBFX Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—The Parent Entities’ Reasons for the Merger”

“Special Factors—Position of the Parent Entities as to the Fairness of the Merger”

“Special Factors—Financial Advisor Discussion Materials Provided to PBF Energy”

“Special Factors—Recommendations of the Conflicts Committee and the GP Board and their Reasons for the Merger”

“Special Factors—Unaudited Projected Financial Information”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Fees and Expenses”

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference.

“Special Factors—Interests of Certain Persons in the Merger”

(c)	Other Material Information. The information set forth in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement/Prospectus (incorporated herein by reference to PBF Logistics LP’s Definitive Proxy Statement on Form DEFM14A filed with the SEC on October 25 , 2022 (File No. 001-36446)).

(a)(2)	Form of Proxy Card for PBF Logistics LP Special Meeting (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(3)	Letter to Unitholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(4)	Notice of Special Meeting of Unitholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(5)	Joint Press Release, dated July 28, 2022 (incorporated herein by reference to Exhibit 99.1 filed with PBF Energy Inc.’s Current Report on Form 8-K, filed July 28, 2022 (File No. 001-35764)).

(b)(1)
Senior Secured Revolving Credit Agreement dated as of May 2, 2018 (incorporated herein by reference to Exhibit 10.1 filed with PBF Energy Inc.’s Current Report on Form 8-K dated May 8, 2018 (File No. 001-35764)).

(b)(2)
Amendment dated as of February 18, 2020 to Senior Secured Revolving Credit Agreement dated as of May 2, 2018 (incorporated herein by reference to Exhibit 10.3 filed with PBF Energy Inc.’s Quarterly Report on Form 10-Q dated May 15, 2020 (File No. 001-35764)).

(b)(3)
Second Amendment dated as of May 7, 2020 to Senior Secured Revolving Credit Agreement dated as of May 2, 2018, as amended (incorporated herein by reference to Exhibit 10.1 filed with PBF Energy Inc.’s Current Report on Form 8-K dated May 7, 2020 (File No. 001-35764)).

(b)(4)
Third Amendment to Senior Secured Revolving Credit Agreement, dated May 2, 2018 (incorporated herein by reference to Exhibit 10.1 filed with PBF Energy Inc.’s Current Report on Form 8-K dated May 27, 2022 (File No. 001-35764)).

(b)(5)
Joinder Agreement to the Credit Agreement dated as of February 1, 2020, among PBF Holding Company LLC, the Guarantors named on the signature pages thereto including Martinez Refining Company LLC, Martinez Terminal Company LLC and Bank of America, N.A., as Administrative Agent to Senior Secured Revolving Credit Agreement dated as of May 2, 2018 (incorporated herein by reference to Exhibit 10.2 filed with PBF Energy Inc.’s Quarterly Report on Form 10-Q dated May 15, 2020 (File No. 001-35764)).

(c)(1)	Opinion of Intrepid Partners LLC (incorporated herein by reference to Annex C of the Proxy Statement/Prospectus).

(c)(2)*	Discussion materials prepared by Barclays Capital Inc., dated July 20, 2022, for the management team of PBF Energy Inc.

(c)(3)*	Discussion materials prepared by Barclays Capital Inc., dated July 26, 2022, for the Board of Directors of PBF Energy Inc.

(c)(4)*	Presentation materials prepared by Intrepid Partners, LLC, dated June 27, 2022, for the Conflicts Committee.

(c)(5)*	Presentation materials prepared by Intrepid Partners, LLC, dated June 29, 2022, for the Conflicts Committee.

(c)(6)*	Presentation materials prepared by Intrepid Partners, LLC, dated July 13, 2022, for the Conflicts Committee.

(c)(7)*	Presentation materials prepared by Intrepid Partners, LLC, dated July 18, 2022, for the Conflicts Committee.

(c)(8)*	Presentation materials prepared by Intrepid Partners, LLC, dated July 26, 2022, for the Conflicts Committee.

(d)(1)
Agreement and Plan of Merger, dated July 27, 2022, by and among PBF Energy Inc., PBF Energy Company LLC, PBFX Holdings Inc., Riverlands Merger Sub LLC, PBF Logistics LP and PBF Logistics GP LLC (incorporated herein by reference to Annex A of the Proxy Statement/Prospectus).

(d)(2)
Voting and Support Agreement, dated July 27, 2022, by and among PBF Energy Inc., PBF Energy Company LLC and PBF Logistics LP (incorporated herein by reference to Annex B of the Proxy Statement/Prospectus).

(f)(1)
Third Amended and Restated Agreement of the Limited Partnership of PBF Logistics LP (incorporated herein by reference to Exhibit 3.1 to PBF Logistics LP’s Current Report on Form 8-K dated February 14, 2019 (File No. 001-36446)).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

107*	Filing Fee Table.

* Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 24, 2022

PBF ENERGY INC.
By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

PBF ENERGY COMPANY LLC
By:	PBF Energy Inc., its managing member

By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

RIVERLANDS MERGER SUB LLC

By:	PBF Energy Company LLC, its sole member

By:	PBF Energy Inc., its managing member

By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

PBFX HOLDINGS INC.
By:	/s/ Thomas J. Nimbley
Name:	Thomas J. Nimbley
Title:	Chief Executive Officer

PBF LOGISTICS LP
By:	PBF Logistics GP LLC its general partner

By:	/s/ Matthew Lucey
Name:	Matthew Lucey
Title:	Executive Vice President

PBF LOGISTICS GP LLC
By:	/s/ Matthew Lucey
Name:	Matthew Lucey
Title:	Executive Vice President